Komatsu Ltd. Export Control Department 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Phone: 81-3-5561-2732 Fax: 81-3-3583-9882

April 25, 2011

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7010, USA

RE:	Komatsu Ltd.
Form 20-F for the Fiscal Year Ended March 31, 2010
Filed June 29, 2010
File No. 001-7239

Dear Ms. Blye,

Thank you for your March 15, 2011 letter and your acceptance of our request for an extension of time in which to submit our response.

While your letter was addressed to Mr. Sakane, Chairman of the Board, I am writing to you as the General Manager of Export Control Department which was newly set up as of April 1, 2011. For your better understanding, the reason of setting up this new department is based on our awareness of the importance of export control. Therefore, due to necessity to further strengthen internal export control, we transferred the relating functions from Compliance Department, which previously handled export control related matters, to Export Control Department.

Our response is as follows:

Answer to Q1:
In our letters to you dated May 30, 2006 and August 1, 2006, we described in detail

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
April 25, 2011

Komatsu’s limited contacts with Iran, Syria and Sudan at the time.  Since 2006, Komatsu’s contacts with the three countries have remained limited.  In addition, as described in greater detail in our response to Question 2 with respect to materiality, as a result of our policy to curb exports to these countries, and especially to Iran, our sales volumes in these countries has dropped significantly since 2006.  We expect this downward trend will continue.

As in 2006, neither Komatsu nor its subsidiaries engage in manufacturing activities in these countries.  Komatsu and its subsidiaries have limited distribution arrangements with independent third-party distributors and dealers, including those dealers listed on Komatsu Utility Co.’s website.  The only office Komatsu or its subsidiaries has in these countries is a liaison office of Komatsu Middle East FZE (“KME”) in Tehran, which does not conduct any sales activities.

As noted in our August 1, 2006 letter, Komatsu generally sells in these countries through third-party trading companies and independent distributors/dealers and typically would not know the identity of end users.  However, Komatsu has provided guidance to these third-parties that no sales are to be made to the governments of Iran, Syria or Sudan or to entities controlled by such governments.  With these processes in place, to the best of Komatsu’s knowledge, we are not aware that our products were sold since 2006 to the governments of these countries or to entities controlled by such governments.

Regarding your statement that Isfahan Machine Co. and Kazemi Brothers have been listed as Komatsu’s distributors in Iran on public websites, these two companies are not Komatsu’s distributors. We have confirmed that we have not done business with them, nor do we intend to do so.  We do not know why these companies are listed as distributors.

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
April 25, 2011

Komatsu has not provided disclosure regarding operations or sales in Iran, Syria and Sudan in our Form 20-F because we do not consider our operations or sales in these countries to be material.

Answer to Q2:

As stated in our 2006 letters to you, Komatsu does not view its contacts with Iran, Syria or Sudan to be material, nor does it believe its operations in those countries present a material investment risk to Komatsu’s security holders.  Similarly, for the reasons stated in our 2006 letters, Komatsu does not believe that its operations in these countries, which are conducted in compliance with applicable laws, present a material risk to the company’s reputation or the value of its securities.

As we stated in our 2006 letters, the ratio of Komatsu’s consolidated revenues from sales and the provision of related services and spare parts in Iran, Syria and Sudan for the fiscal year ended March 31, 2005 to Komatsu’s total consolidated revenue for the same period was less than one percent.  While there have been normal minor business variations in this ratio, the overall trend has been downward, decreasing to 0.6 percent in the fiscal year ended March 31, 2010, and again to 0.4 percent in the half-year ended September 30, 2010.  Currently, sales to Iran account for most of Komatsu’s sales to these three countries, with very few sales to Syria and Sudan.  As a result of our decision in October 2010 to stop taking new orders in Iran, we believe this downward trend will continue.

Answer to Q3
You are correct that in October 2010, Komatsu stopped taking orders for new equipment in Iran and has taken steps to end service activities in that country.

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
April 25, 2011

The liaison offices of Komatsu, wherever located, have limited authority related to the support to local dealer with respect to their after-sales service and repair obligations under Komatsu warranties. The Tehran office of KME is not exceptional and its functions are expected to remain the same.

Komatsu takes corporate social responsibility very seriously.  Komatsu’s Board of Directors and Management accord highest priority to Komatsu’s compliance with all applicable laws.  This policy has not changed since 2006.

Komatsu acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the 20-F; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 20-F; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds to the issues raised in your letter.  If you have further comments or questions, please contact Robert H. Winter of Arnold & Porter LLP at 202-942-5860.

Very truly yours,

/s/ Yasuhiro Inagaki
Yasuhiro Inagaki General Manager Export Control Department